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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Meridian Insurance Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

589644-10-3
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

A 13G was previously filed December 27, 1996 with respect to the subject securities, which at that time numbered 677,100 shares of the Common Stock of Meridian Insurance Group, Inc., by Union Automobile Insurance Company ("UAIC," currently known as "Direct Auto Insurance Company"). On April 3, 1997, an Amendment was filed representing a joint filing of UAIC, American Union Financial Corporation ("AUFC"), American Union Life Insurance Company, Direct Auto Indemnity Company (formerly "Prairie State Farmers Insurance Company"), and Gregory M. Shepard and Tracy M. Shepard, individuals who may be deemed to have controlled AUFC at the time of the initial filing and at present. This 13G is filed pursuant to Rule 13d-1(b)(2) to reflect direct or indirect beneficial ownership by parties to the previous jointly filed 13G of 679,600 shares of the subject securities, representing more than 10 percent thereof.

SCHEDULE 13G

CUSIP No. 589644-10-3

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
American Union Financial Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
0

6 SHARED VOTING POWER
679,600

7 SOLE DISPOSITIVE POWER
0

8 SHARED DISPOSITIVE POWER
679,600

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
679,600

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*  [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.02%

12 TYPE OF REPORTING PERSON*
HC


SCHEDULE 13G

CUSIP No. 589644-10-3

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gregory M. Shepard

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
0

6 SHARED VOTING POWER
679,600

7 SOLE DISPOSITIVE POWER
0

8 SHARED DISPOSITIVE POWER
679,600

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
679,600

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.02%

12 TYPE OF REPORTING PERSON*
IN

SCHEDULE 13G

CUSIP No. 589644-10-3

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Tracy M. Shepard

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
0

6 SHARED VOTING POWER
679,600

7 SOLE DISPOSITIVE POWER
0

8 SHARED DISPOSITIVE POWER
679,600

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
679,600

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.02%

12   TYPE OF REPORTING PERSON*
IN

SCHEDULE 13G

CUSIP No. 589644-10-3

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Direct Auto Insurance Company (formerly "Union Automobile Insurance
Company")

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
0

6 SHARED VOTING POWER
611,810

7 SOLE DISPOSITIVE POWER
0

8 SHARED DISPOSITIVE POWER
611,810

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
611,810

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.02%

12 TYPE OF REPORTING PERSON*
IC CO

SCHEDULE 13G

CUSIP No.  589644-10-3

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
American Union Life Insurance Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
0

6 SHARED VOTING POWER
389,600

7 SOLE DISPOSITIVE POWER
0

8 SHARED DISPOSITIVE POWER
389,600

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
389,600

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.8%

12 TYPE OF REPORTING PERSON*
IC  CO


SCHEDULE 13G

CUSIP No. 589644-10-3

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Direct Auto Indemnity Company
(formerly "Prairie State Farmers Insurance Company")

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
0

6 SHARED VOTING POWER
222,210

7 SOLE DISPOSITIVE POWER
0

8 SHARED DISPOSITIVE POWER
222,210

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,210

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*  [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.3%

12 TYPE OF REPORTING PERSON*
IC   CO

Item 1(a). Name of Issuer:

Meridian Insurance Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

2955 North Meridian Street
Indianapolis, IN  46206

Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:

This statement is filed jointly by the following persons
(collectively, the "Reporting Persons"):

Gregory M. Shepard
c/o American Union Financial Corporation
303 East Washington Street
Bloomington, IL 61701
(United States Citizen)

Tracy M. Shepard
c/o American Union Financial Corporation
303 East Washington Street
Bloomington, IL 61701
(United States Citizen)

American Union Financial Corporation
303 East Washington Street
Bloomington, IL 61701
(Illinois corporation)

Direct Auto Insurance Company
(formerly "Union Automobile Insurance Company")
303 East Washington Street
Bloomington, IL 61701
(Illinois corporation)

American Union Life Insurance Company
303 East Washington Street
Bloomington, IL 61701
(Illinois corporation)

Direct Auto Indemnity Company
(formerly "Prairie State Farmers Insurance Company")
303 East Washington Street
Bloomington, IL 61701
(Illinois corporation)

Item 2(d). Title of Class of Securities:

Common Stock, no par value

Item 2(e). CUSIP Number

589644-10-3

Item 3. Type of Person:

(a) { } Broker or Dealer registered under Section 15 of the Act:

Not applicable.

(b) { }  Bank as defined in Section 3(a)(6) of the Act:

Not applicable.

(c) {X} Insurance Company as defined in Section 3(a)(19) of the
Act:

Direct Auto Insurance Company
(formerly "Union Automobile Insurance Company")
American Union Life Insurance Company
Direct Auto Indemnity Company
(formerly "Prairie State Farmers Insurance Company")

(d) { } Investment Company registered under Section 8 of the
Investment Company Act:

Not applicable.

(e) { } Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940:

Not applicable.

(f) { } Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund:

Not applicable.

(g) {X} Parent Holding Company, in accordance with Rule
13d-1(b)(1)(ii)(G):

Gregory M. Shepard and Tracy M. Shepard (individuals who may be deemed to control American Union Financial Corporation)
American Union Financial Corporation

(h) { } Group, in accordance with Rule 13d-1(b)(1)(ii)(H):

Not applicable.

Item 4. Ownership:

As of July 31, 1997, the Reporting Persons beneficially owned in the aggregate more than 10 percent of the outstanding Common Stock of Meridian Insurance Group, Inc. The beneficial ownership of the subject securities is as follows:

Gregory M. Shepard

(a) Amount Beneficially Owned:  679,600 shares of Common Stock (1)

(b) Percent of Class:  10.02% of Common Stock.**

(c) Number of shares as to which person has:

(i) sole power to vote or to direct the vote:  0

(ii) shared power to vote or to direct the vote: 679,600 shares of Common Stock

(iii) sole power to dispose or to direct the disposition of:  0

(iv) shared power to dispose or to direct the disposition of:
679,600 shares of Common Stock

Tracy M. Shepard

(a) Amount Beneficially Owned:  679,600 shares of Common Stock (1)

(b) Percent of Class:  10.02% of Common Stock.**

(c) Number of shares as to which person has:

(i)  sole power to vote or direct the vote:  0

(ii) shared power to vote or direct the vote: 679,600 shares of Common Stock

(iii)  sole power to dispose or to direct the disposition of:  0

(iv)  shared power to dispose or to direct the disposition of:
679,600 shares of Common Stock.

American Union Financial Corporation

(a) Amount Beneficially Owned:  679,600 shares of Common Stock (1)

(b) Percent of Class:  10.02% of Common Stock.**

(c) Number of shares as to which person has:

(i)  sole power to vote or direct the vote:  0

(ii) shared power to vote or direct the vote: 679,600 shares of Common Stock

(iii)  sole power to dispose or to direct the disposition of:  0

(iv)  shared power to dispose or to direct the disposition of:
679,600 shares of Common Stock.

Direct Auto Insurance Company (formerly "Union Automobile Insurance
Company")

(a) Amount Beneficially Owned:  611,810 shares of Common Stock (1)

(b) Percent of Class:  9.02% of Common Stock.**

(c) Number of shares as to which person has:

(i)  sole power to vote or direct the vote:  0

(ii) shared power to vote or direct the vote: 611,810 shares of Common Stock

(iii)  sole power to dispose or to direct the disposition of:  0

(iv)  shared power to dispose or to direct the disposition of:
611,810 shares of Common Stock.

American Union Life Insurance Company

(a) Amount Beneficially Owned:  389,600 shares of Common Stock (1)

(b) Percent of Class:  5.8%

(c)  Number of shares to which person has:

(i) sole power to vote or direct the vote:  0

(ii) shared power to vote or direct the vote: 389,600 shares of Common Stock

(iii)  sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of:
389,600 shares of Common Stock.

Direct Auto Indemnity Company (formerly "Prairie State Farmers
Insurance Company")

(a) Amount Beneficially Owned:  222,210 shares of Common Stock (1)

(b) Percent of Class:  3.3%

(c) Number of shares to which person has:

(i)  sole power to direct the vote:  0

(ii) shared power to vote or direct the vote: 222,210 shares of Common Stock

(iii)  sole power to dispose or to direct the disposition of:  0

(iv)  shared power to dispose or to direct the disposition of:
222,210 shares of Common Stock.


**  Percentages based on 6,779,375 shares of the Issuer's Common
Stock outstanding as of March 31, 1997 according to the Issuer's report on Form 10-Q for the quarter ended March 31, 1997.

____________________
(1) Gregory M. Shepard and Tracy M. Shepard each own 50 percent, and collectively own 100 percent, of the common stock of American Union Financial Corporation ("AUFC"), an Illinois corporation. Neither Gregory M. Shepard nor Tracy M. Shepard directly owns any of the outstanding shares of Meridian Insurance Group, Inc. AUFC owns 100 percent of the capital stock of Direct Auto Insurance Company (formerly "Union Automobile Insurance Company"), an Illinois corporation ("Direct Auto Insurance"). Direct Auto Insurance owns 100 percent of the capital stock of American Union Life Insurance Company an Illinois corporation ("AULIC") and Direct Auto Indemnity Company (formerely "Prairie State Farmers Insurance Company") an Illinois corporation ("Direct Auto Indemnity"). AUFC owns directly 67,790 shares of the Common Stock of the Issuer, representing .0099% of the securities of the subject class. AULIC and Direct Auto Indemnity own directly 389,600 and 222,210 shares respectively of the Common Stock of the Issuer.


Item 5. Ownership of Five Percent or less of a Class:

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:

See Item 3(c) and Exhibit A.

Item 8. Identification and Classification of Members of the Group:

NOT APPLICABLE

Item 9. Notice of Dissolution of Group:

NOT APPLICABLE

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of August, 1997.

GREGORY M. SHEPARD

/s/  GREGORY M. SHEPARD
_____________________________


TRACY M. SHEPARD

/s/  TRACY M. SHEPARD
_____________________________


AMERICAN UNION FINANCIAL CORPORATION

By /s/ GREGORY M. SHEPARD
_____________________________
Gregory M. Shepard, President


DIRECT AUTO INSURANCE COMPANY
(formerly "Union Automobile Insurance Company")

By /s/ GREGORY M. SHEPARD
_____________________________
Gregory M. Shepard, President


AMERICAN UNION LIFE INSURANCE COMPANY

By /s/ GREGORY M. SHEPARD
_____________________________
Gregory M. Shepard, President


DIRECT AUTO INDEMNITY COMPANY
(formerly "Prairie State Farmers Insurance Company")

By /s/ GREGORY M. SHEPARD
_____________________________
Gregory M. Shepard, President



Exhibit A

RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY

Parent Holding Company:

American Union Financial Corporation

Gregory M. Shepard (individual who may be deemed to control
American Union Financial Corporation)

Tracy M. Shepard (individual who may be deemed to control American Union Financial Corporation)

Relevant Subsidiaries Which Are Insurance Companies as Defined in
Section 3(a)(19) of the Act:

Direct Auto Insurance Company (formerly "Union Automobile Insurance
Company")
American Union Life Insurance Company
Direct Auto Indemnity Company (formerly "Prairie State Farmers
Insurance Company")